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                                  RAGAR CORP.
                                100 MAIDEN LANE
                           NEW YORK, NEW YORK 10038



                                                            January 13, 1997
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement of Ragar Corp. on Form S-1 (the "Registration Statement"), SEC File No. 33-80745
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Dear Sirs:

         Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Ragar Corp. (the "Company") hereby requests that the above-referenced Registration Statement be withdrawn and further requests that the Securities and Exchange Commission consent to such withdrawal. This will confirm that no offers or sales of securities have been effected pursuant to such Registration Statement.

         The Company filed the Registration Statement to register shares of the Company's common stock, par value $.001 per share (the "Common Stock"), for the account of certain selling stockholders (the "Selling Stockholders"). Currently, the Company is in the process of seeking to effect an underwritten public offering of Common Stock for the Company's own account. In connection with the underwritten offering, the Company and the prospective underwriters have agreed that it is desirable that the Company request withdrawal of the Registration Statement to avoid any confusion concerning the Common Stock being sold at this time. In connection with such offering, the Company anticipates obtaining lockup agreements from a significant portion of the Selling Stockholders and may, at some later date, file a registration statement on their behalf.

         We would appreciate your calling Andrew J. Levinson at (212) 344-5500 should you have any questions or require further information.

         Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed postage prepaid envelope.

                                                Very truly yours,

                                                RAGAR CORP.

                                                By: /s/ Philip A. Herman
                                                    --------------------------
                                                        Philip A. Herman
                                                        Chairman of the Board
                                                        and President

cc:     William C-L Friar, Esq.
        Barry McCarty, Esq.
        Bob Seabolt
        Mark D. Coller, Esq.